
tns

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


05007903

28th April 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – Director Shareholding – 26/04/05

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J M Stevens

Jackie Stevens

Enc.

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 02 2005
WASH. D.C. 202 SECTION

5/16

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050428 - (Securities & Exchange Commission)(RNS Annoucement - Director shareholding).doc



File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

28th April 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – Director Shareholding – 26/04/05

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C.
202 SECTION

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050428 - (Securities & Exchange Commission)(RNS Annoucement - Director shareholding).doc



RNS | The company news service from the London Stock Exchange

Last Refreshed At 17:58 Tue, Apr 26 2005 UK Time

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		17:56 26 Apr 05		

Full Announcement Text

For immediate release **26 April 2005**

Taylor Nelson Sofres plc
Director's share sale

Taylor Nelson Sofres plc (TNS) has been advised that a trust of which the Chairman, Tony Cowling is a potential beneficiary, sold 5,025 ordinary shares of 5p each in the company, on 5 April 2005, for 2.2575p per share.

These shares come from his beneficial holdings and represent 0.001 per cent of the company's issued share capital.

His combined remaining beneficial holding in the company is 1,048,125 shares, representing 0.23 per cent of the company's issued share capital.


MAY 0 2 2005

For further information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

Email to: janis.parks@tns-global.com

END

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